Exhibit 99.1

Investor Presentation NASDAQ: ABVE SEPTEMBER 2024 © 2024 Above Food Corp. The Regenerative Ingredient Company Breaking Boundaries & Disrupting Tradition

FORWARD-LOOKING STATEMENTS This Presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target”, or negatives of these terms or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, and projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of Above Food Ingredients Inc. and its subsidiaries (the “Company”) and its management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difcult or impossible to predict and will difer from assumptions. Many actual events and circumstances are beyond the control of the Company. These statements are neither promises nor guarantees and involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially diferent from what is expressed or implied by the forward-looking statements, including, but not limited to: risks related to the uncertainty of the Company's projected financial information; the ability of the Company to implement business plans, forecasts, and other expectations following the completion of its business combination between Above Food Corp. and Bite Acquisition Corp., and the ability of the Company to identify and realize additional opportunities; changes in the competitive industries in which the Company operates and variations in operating performance across competitors; the ability of the Company to retain existing customers and attract new customers; the potential inability of the Company to manage growth efectively; the enforceability of the Company's intellectual property rights, including its copyrights, patents, trademarks and trade secrets, and the potential infringement on the intellectual property rights of others; the Company's dependence on senior management and other key employees; the Company's ability to execute its planned acquisition strategy, including to successfully integrate completed acquisitions and realize anticipated synergies; the ability of the Company to issue equity or equity-linked securities in the future; the Company's substantial indebtedness; and other important factors discussed in the section titled “Risk Factors” in the Company's Proxy Statement/Prospectus filed on April 8, 2024, as any such factors may be updated from time to time in the Company's other filings with the SEC, accessible on the SEC's website at www.sec.gov and the Company's investor relations site at https://abovefood.com/investors/. Forward-looking statements speak only as of the date they are made and, except as may be required under applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. INDUSTRY AND MARKET DATA This Presentation has been prepared by the Company and includes market data and other statistical information from third-party sources, including independent industry publications, governmental publications and other published independent sources. Some data is also based on the estimates of the Company, which are derived from their review of internal sources as well as the third-party sources described above. None of the Company or any of their respective representatives or afliates has independently verified the information and cannot guarantee its accuracy and completeness. FINANCIAL INFORMATION; NON-GAAP FINANCIAL MEASURES The financial information and data contained herein have been prepared on the basis of a fiscal year ending on January 31 of each year. For example fiscal year ended 2021 ended on January 31, 2021 and fiscal year 2022 ended on January 31, 2022, and as such may not be comparable with the financial information and data of other companies, including our competitors, who do not use the same fiscal year end. TRADEMARKS AND TRADE NAMES The Company owns or has rights to various trademarks, service marks, trade names and copyrights that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with the Company, or an endorsement or sponsorship by or the Company. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear without the ©, TM or SM symbols, but such references are not intended to indicate, in any way, that the Company or the applicable rights owner will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. Disclaimer 2

A Market Disruptor: Leading the Future of Sustainable and Regenerative Agriculture Capitalizing on Macro Forces Positioned to leverage global trends in sustainability and transparent food production. Innovative Practices at Scale Diferentiated platform built on regenerative agriculture, ingredient production, and consumer product manufacturing. Significant Operating Leverage Coiled spring of physical infrastructure with fixed costs positioned to create free cash flow. High Growth & Global Distribution Meeting new consumer demands with sustainable, traceable, and better-for-you products. 3

Proven Leadership Across the Value Chain LIONEL KAMBEITZ CO-FOUNDER • CEO EXECUTIVE CHAIRMAN 35 years executive experience in Production Agriculture, Ag-Tech Manufacturing, Energy, Innovative Design, and Inventions. 5th generation farming family. Real people who know how to produce real food. JASON ZHAO EXECUTIVE VICE PRESIDENT CFO • DIRECTOR 20+ years experience in Corporate Finance, Public Practice Accounting, and Business Valuation . Jason is a Chartered Professional Accountant and has a Chartered Business Valuators designation TYLER WEST CO-FOUNDER VICE PRESIDENT DISRUPTIVE AG Previous experience in building scaled Ingredient Custody Companies across Canada and the Northern Plains of the United States . A decade of leadership experience in agri-business MARTIN WILLIAMS CO-FOUNDER • VICE PRESIDENT CONSUMER PRODUCTS 20+ years CPG experience in Strategy, Innovation, Marketing, Operations, and Product Development . 12 years advising Fortune 500 CPG companies on Innovation and GTM Strategy 4

ABOVE FOOD

Securing the Future of Food with Climate-Resilient, Sustainable, and Transparent Practices:

Above Food is Well Positioned to Take Advantage of Macro Tailwinds



Food Insecurity

~800M people still go hungry, with this number only increasing



Supply Chain Disruptions

~25M tons of grain were stuck in port in Ukraine



Traceability & Transparency

79% of consumers reported they had more trust and were more loyal to manufacturers and brands that provided ingredient and sourcing information



Regenerative & Sustainability

Animal-based protein generates over 9x more GHG than plant-based protein



Better-for-you Consumer Demand

52% of consumers are eating more plant-based foods motivated by their health and the planet's health

1. Source: Actionagainsthunger.org, 2022
2. Source: Fortune, 2022
3. Source: Nielsen IQ and EMI
4. Source: University of Michigan, 2018; compares GHG impact of a 0.25lb beef patty vs. a 0.25lb Beyond Meat patty.
5. Source: Nielsen, 2021

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$200B+ Opportunity Sizable, Global Addressable Market Established market expected to grow across categories $58B Whole Grains 7% CAGR 2022-2026 $59B Plant-Based Snacking 9% CAGR 2022-2026 $26B Plant-Based Pet Food 9% CAGR 2022-2032 $15B Plant Protein Ingredients 7% CAGR 2020-2027 $70B Plant-Based Dairy Alternatives 9% CAGR 2022-2026 6 Note: All values in USD. 1. Total market opportunity calculated from a combination of the below sources: Plant-Based Pet Food: Future Market Insights Whole Grains: Strategyr Plant Protein Ingredients: Market Research Future Plant-Based Dairy: Fortune Business Insights Plant-Based Snacks: Industry Arc 1

Above Food is a $273M USD (FY 2024 revenue), Diferentiated Food Ingredient and Consumer Product Company with Hard Assets, Global Distribution, and 30% Asset Utilization Disruptive Ag Agronomy & Origination Specialty Ingredients Optical Sorting, Sizing & Milling Private Label CPG Manufacturing 9 MANUFACTURING PLATFORMS 29 COUNTRIES IN DISTRIBUTION 62K POINTS OF DISTRIBUTION HARD ASSETS DIVISIONS 4 PATENTED TECHNOLOGIES 12 MANUFACTURING PLATFORMS 525 CUSTOMERS 51 COUNTRIES IN DISTRIBUTION 300 CUSTOMERS 644K METRIC TONNES PER YEAR 7 Source: FY2024 Audited Financial Statements

Purpose Built Hard Assets with Operating Leverage Favorable geographic locations for quality grains Regenerative production IP better positions us for large scale farming partnerships 21,000 ft of rail spur for greater control and storage of fleet Utilizing 300+ railcars for point-to-delivery surety and enhanced margins 249 silos/separations for segregating and protecting the identity of primary ingredients Port Lajord, SK Kindersley, SK Avonlea, SK Chester, MT Grower & Asset Base 8 Stanford, MT Owned assets enable value-add processing and margin expansion

Our Regenerative Value Chain Starts with Soil, Seed and Trait Genetic Optimization


REDUCES CHEMICALS, FERTILIZERS, & FUEL
INCREASES CROP YIELDS
IMPROVES SOIL HEALTH & STRUCTURE
Objectives
OPTIMIZE WATER
IMPROVE NUTRITION & FOOD QUALITY
IMPROVE CARBON SEQUESTRATION

- Soil Nutrient Analysis Driving Fertility Reduction
- Plant Tissue Analysis
- Soil Genomic Analysis
- Biomass Index Count
- Microbiological Count
- Seed Nutrient Density Analysis
- Bio-Marking/Genetic Fingerprinting
- Trait Identity Genetic Profiling
- Seed Genetic Optimization
- Soil Analysis for Qualified and Quantified Carbon Sequestration

Soil Optimization Capability

- Reduction of fertilizer
- Quantification of captured CO2
- Identification of soil disease


SOIL NUTRIENT ANALYSIS


PLANT NUTRIENT ANALYSIS


SOIL GENOMIC ANALYSIS

Seed Optimization Capability

- Germination & Vigor Testing
- Seed Borne Disease Testing
- Bio-marking/Genetic
- Fingerprinting Glyphosate Testing
- Nutrient Density Testing
- GMO Determination
- Grading and Quality Testing
- Trait Identity Genetics

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Trait Genetic Capability Our technology is capable of driving customized genetic traits in each of the crop types above that we believe will increase customer retention, expand our gross margins, and introduce recurring seed royalty revenues. Wheat Canola Durum Corn Peas Chickpeas Quinoa Oats Customized Genetic Traits for Enhanced Performance and Growth 10

Advanced Food Technology Platforms Drive Diferentiation DRY FERMENTATION 3D BIOPRINTING Seed-to-fork lot tracing for improved food safety and increased transparency Improving nutrient density and reducing food waste through fermentation technologies Improving texture and consistency with cutting edge 3D bioprinting WHOLE SOURCE TRACEABILITY 11

Specialty Ingredient Production Technologies Enable Margin Expansion GF MILLING RETORT PROCESSING HYDRO MILLING OPTICAL SORTING & SIZING Oat Beverage Ingredient Hydrolyzation Preparation Formulating & Blending Gluten Free & Precision Milling Optical Color Sorting and Sizing Thermal ‘Retort’ Processing 12

Sophisticated Commercial Capabilities Global Distribution of Ingredients & Consumer Products Cost Efective Private Label Manufacturing and Distribution 10 Discreet Food Safety & Food Production Certifications 13

Private Label & White Label Manufacturing, Facilitated in Part Through Diferentiated Brands Ready Meals Platform Specialty Grains & Snacks Platform Six owned manufacturing platforms and 120 unique product formulations. 14

Above Food Platform Advantages Vertically integrated innovation platform drives superior products and business model Vertically Integrated Seed-to-Fork Traceability Physical Assets in Place for Supply Certainty & Chain of Custody Regenerative Supply Chain Proprietary Food Technology Creating Optimized Specialty Ingredients Diferentiated House of Brands Genetics Program Value Added Commodity Processors Specialty Ingredients Plant Based Consumer Products 15 Source: Company Websites and Filings, CapitalIQ median consensus estimates

Operating leverage to enable margin expansion Core assets capable of delivering ~$785M in revenue with maintenance CapEx only Shift of revenue mix to higher value, higher margin business segments and product platforms Rapidly Growing Business to Support Significant Operating Leverage Good visibility into future revenues due to forward contracting with our customers Annual Revenue by Year (USD $ millions) FYE Jan 31 16 $113 $149 $293 $273 FY2021A FY2022A FY2023A FY2024A 0 200 400 600 Source: Super 20-F Filing Notes: 1. ABII Fiscal year ended January 31st of year noted, combined with Breeze’s 2022 revenue FY 2021 - FY 2023 include actual results for acquisitions closed 2020 - 2023. Converted from C$ to US$ at 0.74x. Includes $0.7 mm of other revenue, ($4) mm of eliminations and $0.1 mm of adjustments. 34% 1 CAGR

Above Food Growth Algorithm Organic Growth Revenue Significant opportunity to generate operating leverage with greater utilization (currently operating at ~30% utilization) Stable supply of inputs from large scale growers Forward contracting with largest customers Inorganic Growth Robust M&A pipeline of strategic opportunities to drive capability acceleration and value creation Unique deal sourcing and internal M&A capability Margin Expansion Exploiting operating leverage in manufacturing Shift of revenue mix to higher value, higher margin business segments and product platforms Operating efciencies through synergies from M&A 17

Investment Highlights Seed-to-Fork platform presents barriers to entry and enables greater control of margins and the supply chain Pioneer in regenerative farming techniques Macro tailwinds driving sizable and growing total addressable market Owned manufacturing for consumer products drives private label business Ingredient supplier to sophisticated CPG businesses across the world; long-standing relationships based on superior performance Traceability and transparency across value chain Secured grain, seeds and pulses through our Traceability Suppliers Platform Expanding capabilities through accretive M&A strategy High growth business with global distribution 18

19 Martin Williams Martin@abovefood.com © 2024 Above Food Corp. The Regenerative Ingredient Company Get in Touch 19

Appendix 20

ABOVE FOOD

Targeted Genetic Traits Improvement

Driving customized genetic traits that we believe increases customer retention, supply chain margins and generates recurring seed royalty revenues.

*USD ($M)	PEAS	CHICKPEAS	DURUM	CORN	WHEAT	CANOLA	QUINOA	OATS
Targeted Trait Improvement	Higher fractionate protein & reduced beany taste	Decreased fat to improve milling process	Reduced milling costs & increase protein functionality	Reduced milling costs to increase processing margins	Increased natural enzymes, reducing baking costs & adding shelf stability	Higher protein & resistance to soil disease	Higher protein, improved agronomics	Higher protein & more flavour
Million Acres Planted								
North America	4.00	0.53	7.78	99.78	61.85	24.26		4.47
Europe		0.79		38.33	188.54			13.34
South America	0.61	0.20		72.99	21.23		0.47	2.10
Total Million Acres Planted	4.61	1.52	7.78	211.10	271.62	24.26	0.47	19.91
Targeted Trait Market Penetration	10%	25%	10%	1%	1%	25%	75%	10%
Recurring Seed Royalty Agreements			✓	✓	✓	✓		✓
Target Seed Royalty Customers	Largest North & South American & European seed distribution companies who distribute seed through crop input and specialty seed retailers.							
Supply Chain Margin Increases	✓	✓	✓	✓	✓	✓	✓	✓
Targeted Supply Chain Customer	Scaled food processing, production, and ingredient companies who are reducing their production costs and offering their customers improved nutritional and/or taste functionality.							
Targeted Trait Delivery Timeline	The development and identification of the proposed genetic trait and the related introgression will take an average of three years.							

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